Exhibit 21.1

Empire Petroleum Partners, LP

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
BEX-UST, LLC	Delaware
BG Beverages, LLC	Texas
Empire Commercial Fueling, LLC	Maryland
Empire Petroleum Fuel Distribution, LLC	Delaware
Empire Petroleum Services, LLC	Delaware
Empire Petroleum Operating, LLC	Delaware
EPP – Atlas Acquisition, LLC	Delaware
EPP – Colorado Acquisition, LLC	Delaware
EPP – Texas Acquisition, LLC	Delaware
EPP Leasing – 1550 Lilburn Stone Mountain, LLC	Delaware
EPP Leasing I, LLC	Maryland
EPP – Besche Acquisition, LLC	Delaware
Mirramont Holdings, LLC	Delaware
Paige & Standbridge Acquisition, LLC	Delaware
Quik-Way GP, LLC	Delaware
Quik-Way Operating, LLC	Delaware
Quik-Way Retail Associates II, Ltd.	Texas
QWRA II Beverages, LLC	Texas
QWRA II Management, LLC	Texas
QWRA II Operations, LLC	Texas
Sunoco North Carolina Acquisition II, LLC	Maryland
EPP – RW Acquisition, LLC	Delaware